April 8, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
Washington, DC 20549

Re: Stein Mart, Inc.
Amendment No. 1 to preliminary merger proxy statement on Schedule 14A
Filed on April 3, 2020 by Stein Mart, Inc.
File No. 000-20052

Schedule 13E-3/A
Filed on April 3, 2020 by Stein Mart, Inc., et al.
File No. 005-43686
Dear Sir or Madam:
On behalf of Stein Mart, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to D. Hunt Hawkins, the Company’s Chief Executive Officer, dated April 6, 2020. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company (it being understood that all responses to questions concerning any of the filing persons for the Schedule 13E-3 other than the Company (collectively, the “Acquiring Group Filing Persons”) have been provided to us on their behalf by legal counsel for such filing persons and such counsel have requested us to convey such responses below on behalf of such filing persons):
Schedule 13E-3
1.Please see comment 4 in our comment letter dated March 23, 2020. Although we note the exhibit index has been revised to include the Company’s most recent annual report on Form 10-K and quarterly report on Form 10-Q, General Instruction F of Schedule 13E-3 also requires an express reference to such documents in answer to the relevant item. Accordingly, please revise Item 13 to include an express reference to the financial information that is being incorporated by reference from those periodic reports.
Response: The Company has revised Item 13 of Amendment No. 2 to the Schedule 13E-3 to include an express reference to the financial information that is being incorporated by reference.

April 8, 2020

Amendment No. 1 to preliminary merger proxy statement on Schedule 14A
2.Please see comment 5 in our last comment letter dated March 23, 2020. As noted in that comment, the legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders under the federal securities laws. As the Notice of Special Meeting of Shareholders is not a required disclosure under the federal securities laws, please revise the submission to ensure that the legend appears on the outside front cover page of a federally-mandated disclosure document (i.e., the proxy statement).
Response: The Company has revised the front cover page of the proxy statement to include the legend required by Rule 13e-3(e)(1)(iii).
3.The response to comment 15 in our comment letter dated March 23, 2020 represents that the shares were released from escrow pursuant to a request made by Parent and Mr. Stein for the purpose of subjecting those shares to the provisions of the voting agreement. In light of the stated intentions of the parties in effecting this transaction, please clarify the legal basis for concluding that the release of those shares from escrow does not constitute “a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating” the merger. See Question and Answer 4 in Release No. 34-17719 (April 13, 1981).
Response: The Company acknowledges the Staff’s comment and hereby sets forth its legal basis for concluding that the release of the shares from escrow did not constitute “a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating” the merger.
As noted in Question and Answer No. 4 of SEC Release No. 34-17719 (“SEC Q&A No. 4”) a “Rule 13e-3 transaction” includes “any transaction or series of transactions involving one or more of the transactions described in [Rule 13e-3(a)(3)(i)]”. The transactions described in Rule 13e-3(a)(3)(i) include “a purchase of any equity security by the issuer of such security or by an affiliate of such issuer.”
The release of shares from escrow was not a “purchase” within the meaning of Rule 13e-3(a)(3)(i). As detailed in the Company’s response to the Staff’s prior comment 15, the settlement agreement between Mr. Stein and the third party was reached well before the merger was reasonably likely to occur. The settlement agreement irrevocably provided that the shares held in escrow would be transferred to Mr. Stein once the blackout under the Company’s insider trading policy was lifted (and the transfer was not subject to any other conditions). The release of the shares from escrow was an administrative step merely to effectuate the terms of the

April 8, 2020

previously agreed-to settlement agreement, and did not involve any separate consideration or exchange of value. As a result, the release of shares from escrow did not constitute a “purchase” under Rule 13e-3(a)(3)(i)(A), and therefore could not be a first step in a “Rule 13(e)-3 transaction”.
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If you should have any additional questions, please contact me at 904.359.8778

Sincerely,

/s/ John J. Wolfel

John J. Wolfel